UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BBCN Bancorp, Inc.

File No. 0-50245 - CF#33346

_____

BBCN Bancorp, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 27, 2016, as amended.

Based on representations by BBCN Bancorp, Inc. that this information is contained in or related to examination, operating or condition reports prepared by, on behalf of, or for the use of an agency responsible for the regulation or supervision of financial institutions under the Freedom of Information Act, 5 U.S.C. 552(b)(8), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through January 28, 2026
Exhibit 99.2	through February 3, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary